EXHBIIT 99.1

Regulated Information

Galapagos starts Phase 1 study with potentiator GLPG2451 for CF

Galapagos earns $10 million milestone payment from AbbVie

Mechelen, Belgium; 9 May 2016 22.00 CET: Galapagos NV (Euronext & NASDAQ: GLPG) announces the start of a Phase 1 study with potentiator GLPG2451 for cystic fibrosis (CF).  Following GLPG1837, GLPG2451 is the second potentiator compound in Galapagos' extended CF-portfolio to enter clinical trials.

Galapagos is conducting a randomized, double-blind, placebo-controlled study over a range of doses of GLPG2451 in healthy volunteers in Belgium and the Netherlands and expects topline results in Q4 2016.  The start of this Phase 1 study triggers a $10 million milestone payment from AbbVie under the recently expanded global collaboration agreement.

Galapagos and AbbVie aim to develop a triple CFTR combination therapy to address 90% of patients with CF.  In order to bring a more effective therapy to patients, the companies have developed multiple candidates and backups for each of the three components of a potential triple combination.  GLPG2451 is the second potentiator and the third compound in the portfolio to enter the clinic.

Potentiator series

GLPG2451 is the second potentiator candidate to enter clincial evaluation.  Galapagos is recruiting for the SAPHIRA exploratory Phase 2 program with the first potentiator, GLPG1837, in patients with G551D and S1251N mutations.  Results from the SAPHIRA program are expected in the second half of 2016.

Early binding (C1) corrector series

Dosing to humans of GLPG2222, the first early binding corrector in Galapagos' portfolio, started in January 2016.  Galapagos is conducting a randomized, double-blind, placebo-controlled study over a range of doses of GLPG2222 in healthy volunteers in Belgium and expects topline results in Q2 2016.  Earlier this year, Galapagos announced selection of preclinical candidate GLPG2851, an additional early binding corrector.

Late binding (C2) corrector series

Galapagos announced selection of the first late binding corrector GLPG2665 last year and  selection of an additional late binding corrector in the same series, GLPG2737, this year.  Galapagos expects to enter Phase 1 with one of these late binding correctors in healthy volunteers in the second half of 2016.

More information about the Galapagos-AbbVie collaboration in cystic fibrosis: www.glpg.com/alliances

More information about cystic fibrosis: www.glpg.com/rd-cystic-fibrosis

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action.  Our maturing pipeline comprises Phase 2, Phase 1, pre-clinical and discovery studies in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications.  We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world.  Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives.  The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia.  More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications +1 781 460 1784	Director Communications +31 6 53 591 999 communications@glpg.com
Paul van der Horst Director IR & Business Development +31 6 53 725 199
ir@glpg.com

Forward-looking statements

This release may contain forward-looking statements, including statements regarding any anticipated milestone payment, the anticipated timing of clinical studies, the potential activity of GLPG1837, GLPG2222, GLPG2451, GLPG2665, GLPG 2737, GLPG2851 and of a potential triple combination including any of these compounds for cystic fibrosis.  Galapagos cautions the reader that forward-looking statements are not guarantees of future performance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements.  In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.  Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research programs in cystic fibrosis may not support registration or further development of its correctors and potentiators due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including the performance by AbbVie under the Galapagos-AbbVie Collaboration Agreement), and estimating the commercial potential of its product candidates.  A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filing and reports, including in Galapagos' most recent annual report on Form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC.  Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements.  These forward-looking statements speak only as of the date of publication of this document.  Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.